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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

        ACTIVISION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

004930202

(CUSIP Number of Class of Securities)

George L. Rose, Esq.
Chief Legal Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
Telephone: (310) 255-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Telephone: (213) 687-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*
No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Exhibit 99.1 includes the definitive Proxy Statement on Schedule 14A of Activision, Inc. ("Activision") filed on June 6, 2008 with the Securities and Exchange Commission ("SEC"), which further amends the Activision preliminary Proxy Statement initially filed on January 31, 2008 and later amended on April 30, 2008 and June 3, 2008, relating to the special meeting of stockholders to be held in connection with the approval of certain matters related to the proposed transaction involving Activision, Vivendi S.A. ("Vivendi") and Vivendi Games, Inc. ("Vivendi Games"). The definitive Proxy Statement includes a discussion of an issuer tender offer for up to 146.5 million shares of Activision common stock that is currently contemplated to commence after completion of the proposed transaction among Activision, Vivendi and Vivendi Games. Exhibit 99.1 is incorporated herein by reference.

Cautionary Note Regarding Forward-looking Statements

        Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Activision generally uses words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "future," "intend," "may," "outlook," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "to be," "upcoming," "will" and other similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Activision's actual results could differ materially.

        Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in these materials include, but are not limited to, the timing and successful completion of the transactions described in the definitive Proxy Statement (including the timing and receipt of stockholder approval and the satisfaction of other closing conditions), the combined company's success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company's titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of the combined company to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the combined company's products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes.

        The forward-looking statements contained in these materials speak only as of the date on which they were made, and Activision disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of the definitive Proxy Statement, as amended. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and may cause actual results to differ materially from current expectations.

        THE TENDER OFFER REFERRED TO IN ACTIVISION'S DEFINITIVE PROXY STATEMENT HAS NOT YET COMMENCED. THE DESCRIPTION CONTAINED THEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD

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READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Definitive Proxy Statement of Activision, Inc., filed on Schedule 14A on June 6, 2008

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TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EXHIBIT INDEX